SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            SIGA Technologies, Inc.
                          ----------------------------
                                (Name of issuer)

                   Common Stock, par value $0.0001 per share
                  ---------------------------------------------
                         (Title of class of securities)

                                  826917-10-6
                                -----------------
                                 (CUSIP number)

                                Barry F. Schwartz
                               35 East 62nd Street
                            New York, New York 10021
                                 (212) 572-8600
                            --------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 8, 2003
                           ----------------------------
                          (Date of event which requires
                            filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                       13D

     CUSIP No. 826917-10-6                                 Page 2 of 16 Pages
     -------------------------------------------------------------------
     1. NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Mafco Holdings Inc.
     -------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
     -------------------------------------------------------------------
     3. SEC USE ONLY

     -------------------------------------------------------------------
     4. SOURCE OF FUNDS

        WC
     -------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                           [ ]

     -------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                          0
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           5,535,385
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                             0
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        5,535,385
     --------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,535,385
     --------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

     --------------------------------------------------------------------
     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.6%
     --------------------------------------------------------------------
     14. TYPE OF REPORTING PERSON

         CO
     --------------------------------------------------------------------

                                       13D

     CUSIP No. 826917-10-6                                 Page 3 of 16 Pages
     -------------------------------------------------------------------
     1. NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        MacAndrews & Forbes Holdings Inc.
     -------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
     -------------------------------------------------------------------
     3. SEC USE ONLY

     -------------------------------------------------------------------
     4. SOURCE OF FUNDS

        AF
     -------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                           [ ]

     -------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                          0
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           5,535,385
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                             0
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        5,535,385
     --------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,535,385
     --------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

     --------------------------------------------------------------------
     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.6%
     --------------------------------------------------------------------
     14. TYPE OF REPORTING PERSON

         CO
     --------------------------------------------------------------------

                                       13D

     CUSIP No. 826917-10-6                                 Page 4 of 16 Pages
     -------------------------------------------------------------------
     1. NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        TransTech Pharma, Inc.
     -------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
     -------------------------------------------------------------------
     3. SEC USE ONLY

     -------------------------------------------------------------------
     4. SOURCE OF FUNDS

        WC
     -------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                           [ ]

     -------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                          5,208,333
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           0
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                             5,208,333
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
     --------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,208,333
     --------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

     --------------------------------------------------------------------
     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.8%
     --------------------------------------------------------------------
     14. TYPE OF REPORTING PERSON

         CO
     --------------------------------------------------------------------

                  This statement ("Amendment No. 1") amends and supplements the statement on Schedule 13D, dated August 13, 2003, filed by Mafco Holdings Inc., a Delaware corporation ("Mafco"), and MacAndrews & Forbes Holdings Inc., a Delaware corporation ("Holdings") (the "Schedule 13D"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of SIGA Technologies, Inc., a Delaware corporation (the "Company"). This Amendment No. 1 is being filed by Mafco, Holdings and TransTech Pharma, Inc., a Delaware corporation ("TransTech"), with respect to shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons (as defined below). The Company has its principal executive offices at 420 Lexington Avenue, Suite 601, New York, New York 10170. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 2.           Identity and Background.
                  -----------------------

                  The response to Item 2 is amended by deleting it in its entirety and substituting the following in lieu thereof:

                  This statement is being filed by Mafco, Holdings and TransTech (collectively, the "Reporting Persons") with respect to shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons. Mafco is a holding company whose sole stockholder is Ronald O. Perelman. Holdings is a holding company and a direct wholly owned subsidiary of Mafco. TransTech is a corporation in which Mr. Perelman has a direct ownership interest. Mr. Perelman disclaims beneficial ownership of the securities deemed to be beneficially owned by TransTech.

                  The business address of the Reporting Persons (other than TransTech) is 35 East 62nd Street, New York, New York 10021. The business address of TransTech is 4170 Mendenhall Oaks Parkway, Suite 110, High Point, North Carolina 27265.

                  Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of the Reporting Persons (the "Schedule I Persons") and is incorporated herein by reference.

                  To the knowledge of the Reporting Persons, during the last five years neither the Reporting Persons, nor any of the Schedule I Persons, nor The Gittis Family Foundation, a charitable foundation referred to in Item 5, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  Each of the Reporting Persons is a Delaware corporation. All of the Schedule I Persons are citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The following is added to the response to Item 3:

                  On October 14, 2003, following delivery by Holdings and its assignees of written notice pursuant to the Purchase Agreement on October 8, 2003 (the "Option Exercise Notice"), as more fully described in Item 4 below, pursuant to the terms of the Purchase Agreement (as modified by the Assignment Letter Agreement and the TransTech Assignment Letter Agreement (as defined below)), the Reporting Persons (other than TransTech) acquired certain securities of the Company for an aggregate purchase price of $2,010,905, which funds were obtained from cash on hand.

                  On October 14, 2003, following delivery by Holdings and its assignees of the Option Exercise Notice, as more fully described in Item 4 below, pursuant to the terms of the Assignment Letter Agreement and the Purchase Agreement, Barry F. Schwartz, Executive Vice President and General Counsel of Mafco and Holdings, and Todd J. Slotkin, Executive Vice President and Chief Financial Officer of Mafco and Holdings and a Director of TransTech, each acquired certain securities of the Company for a purchase price of approximately $45,000, which funds were obtained from personal funds.

                  On October 8, 2003, as more fully described in Item 4 below, the Reporting Persons exercised their option to purchase additional securities of the Company for an aggregate amount of $6,840,595, subject to the conditions described in Item 4 below, which funds (i) Mafco and Holdings expect to obtain from cash on hand, and (ii) TransTech expects to obtain from the proceeds of a private placement of its equity securities.

Item 4.           Purpose of Transaction.
                  ----------------------

                  The following is added to the response to Item 4:

                  On October 8, 2003, the Company, Holdings and TransTech entered into a Letter Agreement (the "TransTech Assignment Letter Agreement"), pursuant to which Holdings assigned to TransTech a portion of the Option under the Purchase Agreement to purchase certain shares of Common Stock and Warrants. See Item 6.

                  On October 14, 2003, following delivery by Holdings and its assignees of the Option Exercise Notice, (A) Holdings acquired from the Company (x) 1,396,462 shares of Common Stock at a price of $1.44 per share and (y) a Warrant (the "Tranche B-1 Warrant"), for no additional consideration, to purchase 698,232 shares of Common Stock, for an aggregate purchase price of $2,010,905, and (B) Messrs. Schwartz and Slotkin each purchased (x) 31,250 shares of Common Stock at a price of $1.44 per share and (y) a Warrant, for no additional consideration, to purchase 15,625 shares of Common Stock, for an aggregate purchase price of $45,000. A copy of the Option Exercise Notice is attached hereto as Exhibit 13 and a copy of the Tranche B-1 Warrant is attached hereto as Exhibit 14. The descriptions of the Option Exercise Notice and the Tranche B-1

Warrant are qualified in their entirety by reference to the Option Exercise Notice and the Tranche B-1 Warrant, respectively.

                  In addition, pursuant to the Option Exercise Notice, (A) Holdings also exercised the remaining portion of its Option to purchase (x) 1,278,191 shares of Common Stock at a price of $1.44 per share and (y) a Warrant (the "Tranche B-2 Warrant"), for no additional consideration, to purchase 639,095 shares of Common Stock, for an aggregate purchase price of $1,840,595, and (B) TransTech exercised the portion of the Option assigned to it pursuant to the TransTech Assignment Letter Agreement (the "TransTech Option") to purchase (x) 3,472,222 shares (the "TransTech Shares") of Common Stock at a price of $1.44 per share and (y) a Warrant (the "TransTech Warrant"), for no additional consideration, to purchase 1,736,111 shares of Common Stock, for an aggregate purchase price of $5,000,000. The closing for the transactions described in this paragraph will only take place following the approval of the Company's stockholders required by Rule 4350.

                  The TransTech Assignment Letter Agreement amended the provision of the Purchase Agreement with respect to the appointment of individuals to the Board of Directors of the Company to provide that at such time as Holdings and TransTech have invested an aggregate of $5,000,000 or more in Common Stock and, with respect to the Holdings Representative (as defined below), for so long as Holdings, together with its affiliates (other than TransTech), beneficially owns at least 1,700,000 shares of Common Stock (as appropriately adjusted for any stock split, combination, reorganization, recapitalization, reclassification, stock dividend, stock distribution or similar event), and, with respect to the TransTech Representative (as defined below), for so long as TransTech, together with its affiliates (other than Holdings, its officers or affiliates), beneficially owns at least 1,700,000 shares of Common Stock (as appropriately adjusted for any stock split, combination, reorganization, recapitalization, reclassification, stock dividend, stock distribution or similar event), the Company will use its reasonable best efforts to appoint to its Board of Directors one individual designated by Holdings (the "Holdings Representative") and one individual designated by TransTech (the "TransTech Representative" and together with the Holdings Representative, the "Investor Representatives"). The initial Investor Representatives are to be those individuals that are designated by Holdings or TransTech, as the case may be, following fulfillment of the conditions described in this paragraph, and they are to serve until their successors are duly elected. Thereafter, the Investor Representatives are to be elected at the same time as other members of the Company's Board of Directors. If for any reason the Holdings Representative or the TransTech Representative resigns or is otherwise removed from the Company's Board of Directors, then the Company will use its reasonable best efforts to appoint, as his or her replacement, the individual designated by Holdings or TransTech, as the case may be.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  The response to Item 5(a) - (b) is amended by deleting the first, second and fifth paragraphs thereof and substituting the following in lieu thereof:

                  Based upon information contained in the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003, there were 17,149,682 shares of Common Stock outstanding as of August 13, 2003.

                  As a result of the transactions described in Item 4, the Reporting Persons (other than TransTech) may be deemed to share beneficial ownership of 5,535,385 shares of Common Stock, representing approximately 25.6% of the Common Stock deemed to be outstanding as of October 14, 2003 (which includes certain shares of Common Stock deemed to be beneficially owned by the Reporting Persons (other than TransTech) but not outstanding). The Reporting Persons (other than TransTech) have shared power to vote and dispose of the shares of Common Stock that they own or, in the case of certain securities, would own upon issuance following the approval of the Company's stockholders pursuant to Rule 4350, and exercise of the Warrants held by such Reporting Persons.

                  In addition, TransTech may be deemed to have beneficial ownership of 5,208,333 shares of Common Stock, representing approximately 21.8% of the Common Stock deemed to be outstanding as of October 14, 2003 (which includes certain shares of Common Stock deemed to be beneficially owned by TransTech but not outstanding). TransTech would have sole power to vote and dispose of such shares of Common Stock upon issuance, following the approval of the Company's stockholders pursuant to Rule 4350, of the TransTech Shares and exercise of the TransTech Warrant.

                  As a result of the transactions described in Item 4, as of October 14, 2003, Messrs. Schwartz and Slotkin may each be deemed to have beneficial ownership of 52,083 shares of Common Stock, representing less than 0.3% of the Common Stock deemed to be outstanding (which includes certain shares of Common Stock deemed to be beneficially owned by Messrs. Schwartz or Slotkin, as applicable, but not outstanding). Each of Messrs. Schwartz and Slotkin have sole power to vote and dispose of the shares of Common Stock that he owns or would own upon exercise of the Warrants described herein.

                  As of October 14, 2003, although the number of shares of Common Stock that may be deemed to be beneficially owned by Mr. Drapkin, who is also a Director of TransTech, remained the same, as a result of the transactions described in Item 4, his deemed beneficial ownership decreased from 9.6% to 8.9% of the Common Stock deemed to be outstanding as of such date (which includes certain shares of Common Stock deemed to be beneficially owned by Mr. Drapkin but not outstanding).

                  As of October 14, 2003, although the number of shares of Common Stock that may be deemed to be beneficially owned by Mr. Gittis remained the same, as a result of the transactions described in Item 4, his deemed beneficial ownership decreased from 5.8% to 5.3% of the Common Stock deemed to be outstanding as of such date (which includes certain shares of Common Stock deemed to be beneficially owned by Mr. Gittis but not outstanding).

                  Based on documents publicly filed, Dr. Eric Rose, a Director of the Company and TransTech, may be deemed to beneficially own 790,090 shares of Common Stock, representing approximately 4.1% of the Common Stock deemed to be outstanding as of October 14, 2003 (which includes certain shares of Common Stock deemed to be beneficially owned by Dr. Rose but not outstanding). Dr. Rose holds an aggregate of 101,480 shares of Common Stock and may purchase up to an aggregate of approximately 688,610 additional shares of Common Stock pursuant to the May 2001 Investor Warrant, the September 2001 Rose Investor Warrant and the Rose Options (each as defined below). Dr. Rose has the sole power to vote and dispose of the shares of Common Stock that he owns or would own upon exercise of the May 2001 Investor Warrant, the September 2001 Rose Investor Warrant and Rose Options.

                  William V. Buccella, Senior Vice President - Legal Affairs and Secretary of TransTech owns 900 shares of Common Stock, representing less than 0.1% of the Common Stock deemed to be outstanding as of October 14, 2003. Mr. Buccella has the sole power to vote and dispose of the shares of Common Stock that he owns.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                  ----------------------------------------

                  The following is added to the response to Item 6:

                  For a discussion of the TransTech Assignment Letter Agreement and the Option Exercise Notice, see Item 4.

                  On October 8, 2003, pursuant to the TransTech Assignment Letter Agreement and the Purchase Agreement, Holdings assigned to TransTech, and TransTech exercised, the TransTech Option.

                  A copy of the TransTech Assignment Letter Agreement is attached hereto as Exhibit 15, a copy of the Assigned Tranche B Warrant held by Mr. Schwartz is attached hereto as Exhibit 16 and a copy of the Assigned Tranche B Warrant held by Mr. Slotkin is attached hereto as Exhibit 17. The descriptions of the TransTech Assignment Letter Agreement, the Assigned Tranche B Warrant held by Mr. Schwartz and the Assigned Tranche B Warrant held by Mr. Slotkin are qualified in their entirety by reference to the TransTech Assignment Letter Agreement, the Assigned Tranche B Warrant held by Mr. Schwartz and the Assigned Tranche B Warrant held by Mr. Slotkin, respectively.

                  Dr. Rose holds a warrant to purchase up to 50,000 shares of Common Stock (the "May 2001 Investor Warrant"). The May 2001 Investor Warrant is exercisable for a period of seven years at an exercise price of $2.94 per share. The May 2001 Investor Warrant provides that, with certain limited exceptions, it is not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by the holder thereof and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such warrant) would exceed 9.99% of the outstanding shares of Common Stock (the "9.99%

Limit"). Dr. Rose also holds a warrant to purchase up to 38,610 shares of Common Stock (the "September 2001 Rose Investor Warrant"). The September 2001 Rose Investor Warrant is exercisable for a period of seven years at an exercise price of $3.552 per share and contains provisions analogous to the 9.99% Limit described above; provided, however, that the 9.99% Limit shall not apply (i) during the existence of a tender offer for the Rose Common Stock or
(ii) at the option of Dr. Rose, on at least 65 days' advance written notice, with respect to the September 2001 Rose Investor Warrant. In addition, Dr. Rose holds options (the "Rose Options") pursuant to the Company's Amended and Restated 1996 Incentive and Non-Qualified Stock Option Plan, dated August 15, 2001, to purchase 600,000 shares of Common Stock at an exercise price of $2.50 per share.

                  The form of the May 2001 Investor Warrant is attached hereto as Exhibit 18 and the form of the September 2001 Rose Investor Warrant is attached hereto as Exhibit 19. The descriptions of the May 2001 Investor Warrant and the September 2001 Rose Investor Warrant are qualified in their entirety by reference to the form of the May 2001 Investor Warrant and the form of the September 2001 Rose Investor Warrant, respectively.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  Exhibit 1 is amended and restated in its entirety and Exhibits 13 through 19 are added to the response to Item 7.

                 Exhibit 1 Amended and Restated Agreement of Joint Filing of Schedule 13D (filed herewith).

                 Exhibit 13 Option Exercise Notice dated October 8, 2003 (filed herewith).

                 Exhibit 14 Tranche B-1 Common Stock Purchase Warrant (filed herewith).

                 Exhibit 15 Letter Agreement, by and among the Company, Holdings and TransTech, dated October 8, 2003 (incorporated by reference to Exhibit 10(ggg) to the Current Report on Form 8-K, filed by the Company on October 9, 2003).

                 Exhibit 16 Tranche B Common Stock Purchase Warrant held by Barry F. Schwartz (filed herewith).

                 Exhibit 17 Tranche B Common Stock Purchase Warrant held by Todd J. Slotkin (filed herewith).

                 Exhibit 18 Form of May 2001 Investor Warrant held by Dr. Eric Rose (incorporated by reference to Exhibit L to Amendment No. 2 to the
                                    Schedule 13D filed by Donald G. Drapkin on
                                    June 4, 2001).

                 Exhibit 19 Form of September 2001 Investor Warrant held by Dr. Eric Rose (incorporated by reference to Exhibit R to Amendment No. 4 to the Schedule 13D filed by Donald G. Drapkin on October 3, 2001).

                                  SIGNATURES
                                  ----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: October 14, 2003


                                         MAFCO HOLDINGS INC.
                                         MACANDREWS & FORBES HOLDINGS INC.


                                         By:   /s/ Barry F. Schwartz
                                               --------------------------------
                                               Name:   Barry F. Schwartz
                                               Title:  Executive Vice President
                                                       and General Counsel

Dated: October 14, 2003

                                         TRANSTECH PHARMA, INC.


                                         By:   /s/ William V. Buccella
                                               --------------------------------
                                               Name:   William V. Buccella
                                               Title:  Senior Vice President -
                                                       Legal Affairs and
                                                       Secretary

                        AMENDED AND RESTATED SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
         OF MAFCO HOLDINGS INC., MACANDREWS & FORBES HOLDINGS INC. AND
                            TRANSTECH PHARMA, INC.

                  The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc., MacAndrews & Forbes Holdings Inc. and TransTech Pharma, Inc. are set forth below. If no business address is given for a director or officer of Mafco Holdings Inc. or MacAndrews & Forbes Holdings Inc., the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021. If no business address is given for a director or officer of TransTech Pharma, Inc., the director's or officer's address is TransTech Pharma, Inc., 4170 Mendenhall Oaks Parkway, Suite 110, High Point, North Carolina 27265.


                              MAFCO HOLDINGS INC.


Name and Position
(if different from
Principal Occupation                      Present Principal Occupation or
or Employment)                            Employment and Address
-------------                             ----------------------

Ronald O. Perelman                        Director, Chairman and Chief Executive Officer of Mafco
                                          Holdings Inc.

Donald G. Drapkin                         Director and Vice Chairman of Mafco Holdings Inc.

Howard Gittis                             Director and Vice Chairman of Mafco Holdings Inc.

Barry F. Schwartz                         Executive Vice President and General Counsel of Mafco
                                          Holdings Inc.

Todd J. Slotkin                           Executive Vice President and Chief Financial Officer of
                                          Mafco Holdings Inc.


                       MACANDREWS & FORBES HOLDINGS INC.


Name and Position
(if different from                        Present Principal Occupation or
Principal Employment)                     Employment and Address
---------------------                     ----------------------

Ronald O. Perelman                        Director, Chairman and
Director, Chairman and                    Chief Executive Officer of
Chief Executive Officer                   Mafco Holdings Inc.

Donald G. Drapkin                         Director and Vice Chairman of Mafco
Director and Vice Chairman                Holdings Inc.

Howard Gittis                             Director and Vice Chairman of Mafco
Director and Vice Chairman                Holdings Inc.

Barry F. Schwartz                         Executive Vice President and
Executive Vice President and              General Counsel of Mafco
General Counsel                           Holdings Inc.

Todd J. Slotkin                           Executive Vice President and
Executive Vice President                  Chief Financial Officer of
and Chief Financial Officer               Mafco Holdings Inc.


                            TRANSTECH PHARMA, INC.


Name and Position
(if different from                        Present Principal Occupation or
Principal Employment)                     Employment and Address
---------------------                     ----------------------

Adnan M. M. Mjalli, Ph.D.                 Director, President and Chief Executive Officer

Eric Rose, M.D.                           Valentine Mott/Johnson and Johnson Professor and
Director                                  Chairman of the Department of Surgery at Columbia
                                          University and Surgeon-in-Chief of The Presbyterian
                                          Hospital

Donald G. Drapkin                         Director and Vice Chairman of Mafco
Director                                  Holdings Inc.

Todd J. Slotkin                           Executive Vice President and Chief Financial Officer
Director                                  of Mafco Holdings Inc.

Nehad Baker                               President and Chief Executive Officer of Baker Trading
Director                                  Company

William V. Buccella                       Senior Vice President - Legal Affairs and Secretary

Stephen L. Holcomb                        Senior Vice President - Chief Financial Officer and
                                          Treasurer

Stephen J. Ireland                        Senior Vice President - Business Development

                                 Exhibit Index

                  Exhibit 1 is amended and restated in its entirety and Exhibits 13 through 19 are added to the response to the Exhibit Index as follows:


                  Exhibit                                          Document
                  -------                                          --------

                     1                   Amended and Restated Agreement of Joint Filing of Schedule
                                         13D (filed herewith).

                    13                   Option Exercise Notice dated October 8, 2003 (filed
                                         herewith).

                    14                   Tranche B-1 Common Stock Purchase Warrant (filed herewith).

                    15                   Letter Agreement, by and among the Company, Holdings and
                                         TransTech, dated October 8, 2003 (incorporated by
                                         reference to Exhibit 10(ggg) to the Current Report
                                         on Form 8-K, filed by the Company on October 9, 2003).

                    16                   Tranche B Common Stock Purchase Warrant held by Barry F.
                                         Schwartz (filed herewith).

                    17                   Tranche B Common Stock Purchase Warrant held by Todd J.
                                         Slotkin (filed herewith).

                    18                   Form of May 2001 Investor Warrant held by Dr. Eric Rose
                                         (incorporated by reference to Exhibit L to Amendment No. 2 to the Schedule 13D filed by Donald G. Drapkin on June 4,
                                         2001).

                    19                   Form of September 2001 Investor Warrant held by Dr. Eric
                                         Rose (incorporated by reference to Exhibit R to Amendment
                                         No. 4 to the Schedule 13D filed by Donald G. Drapkin on
                                         October 3, 2001).